EXHIBIT 99.1

Caterpillar Inc.
4Q 2014 Earnings Release

January 27, 2015

FOR IMMEDIATE RELEASE

<u>**Caterpillar Reports Fourth-Quarter and Full-Year Financial Results**</u>

PEORIA, Ill. — Caterpillar Inc. (NYSE: CAT) today announced fourth-quarter 2014 sales and revenues of $14.244 billion, slightly down from $14.402 billion in the fourth quarter of 2013. Profit per share in the fourth quarter of 2014 was $1.23, compared with profit per share of $1.54 in the fourth quarter of 2013. Excluding restructuring costs, fourth-quarter 2014 profit per share was $1.35, compared with profit per share of $1.68 in the fourth quarter of 2013.

Sales and revenues for the full-year 2014 were $55.184 billion, down slightly from $55.656 billion in 2013. Profit per share was $5.88, up from $5.75 per share in 2013. Excluding restructuring costs, 2014 profit per share was $6.38, up from $5.97 per share in 2013.

"Overall, we had many positives and a better year in 2014 than 2013," said Caterpillar Chairman and Chief Executive Officer Doug Oberhelman. "Our emphasis on cost management, operational execution and cash flow helped us deliver better profit per share than both 2013 and the 2014 outlook we provided at the start of the year. At the mid-point of our original 2014 outlook, we anticipated sales and revenues of $56 billion and profit of $5.30 per share, or $5.85 per share excluding restructuring costs. We ended the year with sales and revenues within 2 percent of $56 billion and delivered much better profit per share. In addition to improved profit, ***Machinery, Energy & Transportation (ME&T)*** operating cash flow was higher than we expected and the third best year in our history," Oberhelman said.

"It was a great year for ***Energy & Transportation*** with record sales and profit. Sales were also up and profit improved substantially in ***Construction Industries***. The increase in Construction Industries' sales was primarily in North America and was partially offset by sales declines in other regions. While our construction sales were up in 2014, the industry is still well below prior peaks in every major region due to relatively weak economic growth for most of the world. Prices for key mined commodities, particularly copper, coal and iron ore, declined in 2014. Weakening commodity prices, along with improved mine productivity, led to lower sales for ***Resource***

(more)

Industries. We haven't seen evidence of an upturn in equipment orders yet—and sales of mining equipment remain depressed," Oberhelman added.

"We are disappointed that we missed our profit outlook in the fourth quarter. That said, 2014 overall was a successful year as we continued to execute on the things we can control. Our overall market position for machines improved for the fourth consecutive year; the quality of the machines delivered to customers was better; safety in our factories continued to improve and inventory turns were better. Our balance sheet is strong, and we repurchased $4.2 billion of stock in 2014 and raised the quarterly dividend by 17 percent," Oberhelman said.

2015 Outlook

We expect world economic growth to only improve modestly in 2015. The relatively slow growth in the world economy and continued weakness in commodity prices—particularly oil, copper, coal and iron ore—are expected to be negative for our sales. We expect sales and revenues in 2015 to be about $50 billion. To provide a better understanding of our expectations for 2015 profit, we are providing our outlook with and without anticipated restructuring costs. Over the past two years, we have undertaken restructuring activities designed to lower our long-term cost structure. Additional restructuring actions are anticipated in our outlook for 2015. In total, we expect the cost of these restructuring actions in 2015 to be about $150 million or about $0.15 per share. Our profit outlook for 2015 is about $4.60 per share, or $4.75 per share excluding restructuring costs.

"The recent dramatic decline in the price of oil is the most significant reason for the year-over-year decline in our sales and revenues outlook. Current oil prices are a significant headwind for Energy & Transportation and negative for our construction business in the oil producing regions of the world. In addition, with lower prices for copper, coal and iron ore, we've reduced our expectations for sales of mining equipment. We've also lowered our expectations for construction equipment sales in China. While our market position in China has improved, 2015 expectations for the construction industry in China are lower," Oberhelman said.

"While we are, without a doubt, facing a tough year in 2015, we're driving cost management through additional restructuring actions and continued operational improvements gained from our focus on *Lean Management*. While 2015 will be difficult, the work we've done to improve our cost structure, market position and quality will position us for better results when the world economy and the key industries we serve improve," Oberhelman added.

2

Notes:

- **Glossary of terms is included on pages 20-21; first occurrence of terms shown in bold italics.**
- **Information on non-GAAP financial measures is included on page 22.**

About Caterpillar:

For 90 years, Caterpillar Inc. has been making sustainable progress possible and driving positive change on every continent. Customers turn to Caterpillar to help them develop infrastructure, energy and natural resource assets. With 2014 sales and revenues of $55.184 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives. The company principally operates through its three product segments - Construction Industries, Resource Industries and Energy & Transportation - and also provides financing and related services through its Financial Products segment. For more information, visit caterpillar.com. To connect with us on social media, visit caterpillar.com/social-media.

Caterpillar contact: Rachel Potts, 309-675-6892 (Office), 309-573-3444 (Mobile) or Potts_Rachel_A@cat.com

Forward-Looking Statements

Certain statements in this press release relate to future events and expectations and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "will be," "will," "would," "expect," "anticipate," "plan," "project," "intend," "could," "should" or other similar words or expressions often identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding our outlook, projections, forecasts or trend descriptions. These statements do not guarantee future performance, and we do not undertake to update our forward-looking statements.

Caterpillar's actual results may differ materially from those described or implied in our forward-looking statements based on a number of factors, including, but not limited to: (i) global economic conditions and economic conditions in the industries we serve; (ii) government monetary or fiscal policies and infrastructure spending; (iii) commodity price changes, component price increases, fluctuations in demand for our products or significant shortages of component products; (iv) disruptions or volatility in global financial markets limiting our sources of liquidity or the liquidity of our customers, dealers and suppliers; (v) political and economic risks, commercial instability and events beyond our control in the countries in which we operate; (vi) failure to maintain our credit ratings and potential resulting increases to our cost of borrowing and adverse effects on our cost of funds, liquidity, competitive position and access to capital markets; (vii) our Financial Products segment's risks associated with the financial services industry; (viii) changes in interest rates or market liquidity conditions; (ix) an increase in delinquencies, repossessions or net losses of Cat Financial's customers; (x) new regulations or changes in financial services regulations; (xi) a failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures or divestitures; (xii) international trade policies and their impact on demand for our products and our competitive position; (xiii) our ability to develop, produce and market quality products that meet our customers' needs; (xiv) the impact of the highly competitive environment in which we operate on our sales and pricing; (xv) failure to realize all of the anticipated benefits from initiatives to increase our productivity, efficiency and cash flow and to reduce costs; (xvi) additional restructuring costs or a failure to realize anticipated savings or benefits from past or future cost reduction actions; (xvii) inventory management decisions and sourcing practices of our dealers and our OEM customers; (xviii) compliance with environmental laws and regulation; (xix) alleged or actual violations of trade or anti-corruption laws and regulations; (xx) additional tax expense or exposure; (xxi) currency fluctuations; (xxii) our or Cat Financial's compliance with financial covenants; (xxiii) increased pension plan funding obligations; (xxiv) union disputes or other employee relations issues; (xxv) significant legal proceedings, claims, lawsuits or investigations; (xxvi) compliance requirements imposed if additional carbon emissions legislation and/or regulations are adopted; (xxvii) changes in accounting standards; (xxviii) failure or breach of IT security; (xxix) adverse effects of unexpected events including natural disasters; and (xxx) other factors described in more detail under "Item 1A. Risk Factors" in our Form 10-K filed with the SEC on February 18, 2014 for the year ended December 31, 2013 and in our Form 10-Q filed with the SEC on August 1, 2014 for the quarter ended June 30, 2014.

Key Points

Fourth Quarter 2014
(Dollars in millions except per share data)

	Fourth Quarter 2014		Fourth Quarter 2013		$ Change		% Change
Machinery, Energy & Transportation Sales	$	13,500	$	13,646	$	(146)	(1)%
Financial Products Revenues		744		756		(12)	(2)%
Total Sales and Revenues	$	14,244	$	14,402	$	(158)	(1)%
Profit	$	757	$	1,003	$	(246)	(25)%
Profit per common share - diluted	$	1.23	$	1.54	$	(0.31)	(20)%
Profit per common share - diluted (excluding restructuring costs)	$	1.35	$	1.68	$	(0.33)	(20)%

Full Year 2014
(Dollars in millions except per share data)

	Full Year 2014		Full Year 2013		$ Change		% Change
Machinery, Energy & Transportation Sales	$	52,142	$	52,694	$	(552)	(1)%
Financial Products Revenues		3,042		2,962		80	3%
Total Sales and Revenues	$	55,184	$	55,656	$	(472)	(1)%
Profit	$	3,695	$	3,789	$	(94)	(2)%
Profit per common share - diluted	$	5.88	$	5.75	$	0.13	2%
Profit per common share - diluted (excluding restructuring costs)	$	6.38	$	5.97	$	0.41	7%

Fourth-Quarter 2014 Highlights

- Fourth-quarter sales and revenues were $14.244 billion, slightly down from the fourth quarter of 2013. Sales declines in Construction Industries and Resource Industries were nearly offset by increases in Energy & Transportation.

- Restructuring costs were $97 million in the fourth quarter of 2014 with an after-tax impact of $0.12 per share.

- Profit per share was $1.23 in the fourth quarter of 2014 and $1.35 per share excluding restructuring costs. Profit in the fourth quarter of 2013 was $1.54 per share and $1.68 per share excluding restructuring costs.

Full-Year 2014 Highlights

- 2014 sales and revenues were $55.184 billion, slightly down from 2013. Sales declines in Resource Industries were nearly offset by increases in Energy & Transportation and Construction Industries.

- Restructuring costs were $441 million in 2014 with an after-tax impact of $0.50 per share.

- Profit per share was $5.88 in 2014 and $6.38 per share excluding restructuring costs. Profit in 2013 was $5.75 per share and $5.97 per share excluding restructuring costs.

Cash Flow/Financial Position

- Inventory declined about $1.1 billion during the fourth quarter of 2014. This decline was positive to operating cash flow, but unfavorable to profit. For the full year, inventory decreased about $420 million.

- ME&T operating cash flow for 2014 was $7.5 billion.

- ME&T *debt-to-capital ratio* was 37.4 percent compared with 29.7 percent at the end of 2013. We ended the year with $7.3 billion of cash.

- During the year, we repurchased $4.2 billion of Caterpillar stock and increased the quarterly dividend by 17 percent.

2015 Outlook

- The 2015 outlook reflects sales and revenues of about $50 billion and profit of $4.60 per share, or $4.75 per share excluding restructuring costs of about $150 million.

- We do not expect ME&T capital expenditures in 2015 to be significantly different than 2014 capital expenditures of $1.6 billion.

CONSOLIDATED RESULTS

Consolidated Sales and Revenues



Consolidated Sales and Revenues Comparison
Fourth Quarter 2014 vs. Fourth Quarter 2013

The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between the fourth quarter of 2013 (at left) and the fourth quarter of 2014 (at right). Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting sales and revenues appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees.

Sales and Revenues

Total sales and revenues were $14.244 billion in the fourth quarter of 2014, compared with $14.402 billion in the fourth quarter of 2013, a decline of $158 million or 1 percent. The decrease was primarily due to *currency* impacts from weakening of the euro and Japanese yen. The impacts from *sales volume*, *price realization* and Financial Products' revenues were not significant. While sales for new equipment were slightly lower, aftermarket parts sales were slightly higher than the fourth quarter of 2013.

While the overall sales change was not significant, sales in North America improved and were about offset by declines in Asia/Pacific and *Latin America*. In North America, sales increased 10 percent due to higher demand primarily for transportation and oil and gas applications, and the favorable impact of changes in dealer inventories. Asia/Pacific sales declined 16 percent primarily due to lower demand for construction equipment and the unfavorable impact of changes in dealer inventories. Sales decreased 14 percent in Latin America primarily due to lower end-user demand for construction and mining equipment, partially offset by the favorable impact of changes in dealer inventories. Sales in *EAME* were about flat as increases in deliveries to end users were about offset by the unfavorable impact of changes in dealer inventories and the impact of currency as our sales in euros translated into fewer U.S. dollars.

By segment, sales decreases in Construction Industries and Resource Industries were about offset by increased sales in Energy & Transportation. Construction Industries' sales decreased 9 percent primarily due to lower dealer deliveries to end users. Resource Industries' sales declined 10 percent primarily due to lower end-user demand for mining equipment, partially offset by the favorable impact of changes in dealer inventories. Energy & Transportation's sales increased 11 percent primarily due to higher demand for oil and gas, transportation and power generation applications, partially offset by the unfavorable impact of changes in dealer inventories. *Financial Products' segment* revenues were about flat.

Consolidated Operating Profit



The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between the fourth quarter of 2013 (at left) and the fourth quarter of 2014 (at right). Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees. The bar entitled Other includes *consolidating adjustments* and *Machinery, Energy & Transportation other operating (income) expenses*.

Operating profit for the fourth quarter of 2014 was $1.063 billion, down $389 million from the fourth quarter of 2013. The decline was primarily due to increased selling, general and administrative and research and development (SG&A and R&D) expenses and higher *manufacturing costs*, partially offset by favorable price realization.

A majority of the increase in SG&A and R&D expenses was for new product introduction programs and higher incentive compensation expense. In addition, SG&A expenses were higher as a result of the timing of spending on company-wide initiatives.

About two-thirds of the unfavorable change in manufacturing costs was related to inventory—the absence of *LIFO inventory decrement benefits* of $115 million from the fourth quarter of 2013 and the unfavorable impact of cost absorption, as inventory declined more significantly in the fourth quarter of 2014 than in the fourth quarter of 2013. In addition, incentive compensation expense and warranty, as well as spending on growth-related programs in Energy & Transportation, increased. These items were partially offset by favorable material costs.

Restructuring costs of $97 million in the fourth quarter of 2014 were related to a reduction in workforce at our Gosselies, Belgium, facility and several other restructuring programs across the company. In the fourth quarter of 2013, restructuring costs were $130 million, primarily related to our mining business.

Fourth-quarter 2013 operating profit included a gain on a legal settlement of $68 million.

Other Profit/Loss Items

- **Other income/expense** was income of $3 million compared with income of $44 million in the fourth quarter of 2013. The unfavorable change was primarily due to lower gains on the sale of securities in the fourth quarter of 2014. In addition, the fourth quarter of 2014 included losses on commodity forward contracts.

- **The provision for income taxes** for the fourth quarter of 2014 reflects an effective tax rate of 28 percent, compared with 28.5 percent for fourth quarter of 2013, excluding the items discussed below.

  The provision for income taxes for the fourth quarter of 2014 also includes benefits of $62 million. This is related to a decrease from the third-quarter estimated annual effective tax rate of 29.5 percent primarily due to the renewal in the fourth quarter of the U.S. research and development tax credit for 2014 and $23 million for the release of a valuation allowance against the deferred tax assets of a non-U.S. subsidiary. This compares to a $19 million benefit recorded for the fourth quarter of 2013 related to a decrease from the third-quarter 2013 estimated annual effective tax rate.

Global Workforce

Caterpillar worldwide full-time employment was 114,233 at the end of 2014, compared with 118,501 at the end of 2013, or a decrease of 4,268 full-time employees. The flexible workforce increased 1,657, resulting in a total decrease in the global workforce of 2,611. The decrease was primarily the result of restructuring programs.

| | December 31 | | |
	2014	**2013**	**Increase / (Decrease)**
Full-time employment	114,233	118,501	(4,268)
Flexible workforce	16,510	14,853	1,657
Total	130,743	133,354	(2,611)
Summary of change			
U.S. workforce			54
Non-U.S. workforce			(2,665)
Total			(2,611)

8

SEGMENT RESULTS

Sales and Revenues by Geographic Region

(Millions of dollars)	Total	% Change	North America	% Change	Latin America	% Change	EAME	% Change	Asia/ Pacific	% Change
Fourth Quarter 2014										
Construction Industries[1]	$ 4,420	(9)%	$ 1,996	13%	$ 549	(24)%	$ 934	(10)%	$ 941	(30)%
Resource Industries[2]	2,385	(10)%	850	(11)%	401	(13)%	566	(16)%	568	1%
Energy & Transportation[3]	6,191	11%	2,730	19%	541	(5)%	1,980	17%	940	(6)%
All Other Segments[4]	531	(10)%	354	(6)%	61	9%	77	(17)%	39	(41)%
Corporate Items and Eliminations	(27)		(26)		—		(3)		2	
Machinery, Energy & Transportation	$ 13,500	(1)%	5,904	10%	$ 1,552	(14)%	$ 3,554	2%	$ 2,490	(16)%
Financial Products Segment	$ 811	(1)%	$ 451	3%	$ 112	6%	$ 115	(12)%	$ 133	(7)%
Corporate Items and Eliminations	(67)		(37)		(13)		(6)		(11)	
Financial Products Revenues	$ 744	(2)%	$ 414	2%	$ 99	3%	$ 109	(12)%	$ 122	(7)%
Consolidated Sales and Revenues	$ 14,244	(1)%	$ 6,318	9%	$ 1,651	(13)%	$ 3,663	1%	$ 2,612	(16)%
Fourth Quarter 2013										
Construction Industries[1]	$ 4,869		$ 1,763		$ 726		$ 1,035		$ 1,345	
Resource Industries[2]	2,649		958		459		670		562	
Energy & Transportation[3]	5,565		2,296		567		1,697		1,005	
All Other Segments[4]	590		375		56		93		66	
Corporate Items and Eliminations	(27)		(27)		1		(1)		—	
Machinery, Energy & Transportation	$ 13,646		$ 5,365		$ 1,809		$ 3,494		$ 2,978	
Financial Products Segment	$ 816		$ 436		$ 106		$ 131		$ 143	
Corporate Items and Eliminations	(60)		(31)		(10)		(7)		(12)	
Financial Products Revenues	$ 756		$ 405		$ 96		$ 124		$ 131	
Consolidated Sales and Revenues	$ 14,402		$ 5,770		$ 1,905		$ 3,618		$ 3,109	

1   Does not include inter-segment sales of $52 million and $73 million in fourth quarter 2014 and 2013, respectively.
2   Does not include inter-segment sales of $183 million and $109 million in fourth quarter 2014 and 2013, respectively.
3   Does not include inter-segment sales of $542 million and $567 million in fourth quarter 2014 and 2013, respectively.
4   Does not include inter-segment sales of $843 million and $796 million in fourth quarter 2014 and 2013, respectively.

Sales and Revenues by Segment

(Millions of dollars)	Fourth Quarter 2013	Sales Volume	Price Realization	Currency	Other	Fourth Quarter 2014	$ Change	% Change
Construction Industries	$ 4,869	$ (419)	$ 63	$ (93)	$ —	$ 4,420	$ (449)	(9)%
Resource Industries	2,649	(212)	(12)	(40)	—	2,385	(264)	(10)%
Energy & Transportation	5,565	657	37	(68)	—	6,191	626	11%
All Other Segments	590	(54)	(1)	(4)	—	531	(59)	(10)%
Corporate Items and Eliminations	(27)	(1)	1	—	—	(27)	—	
Machinery, Energy & Transportation	$ 13,646	$ (29)	$ 88	$ (205)	$ —	$ 13,500	$ (146)	(1)%
Financial Products Segment	816	—	—	—	(5)	811	(5)	(1)%
Corporate Items and Eliminations	(60)	—	—	—	(7)	(67)	(7)	
Financial Products Revenues	$ 756	$ —	$ —	$ —	$ (12)	$ 744	$ (12)	(2)%
Consolidated Sales and Revenues	$ 14,402	$ (29)	$ 88	$ (205)	$ (12)	$ 14,244	$ (158)	(1)%

Operating Profit by Segment

(Millions of dollars)	Fourth Quarter 2014		Fourth Quarter 2013		$ Change		% Change
Construction Industries	$	362	$	489	$	(127)	(26)%
Resource Industries		72		217		(145)	(67)%
Energy & Transportation		1,077		982		95	10%
All Other Segments		164		143		21	15%
Corporate Items and Eliminations		(754)		(561)		(193)	
Machinery, Energy & Transportation	$	921	$	1,270	$	(349)	(27)%
Financial Products Segment		197		266		(69)	(26)%
Corporate Items and Eliminations		12		(16)		28	
Financial Products	$	209	$	250	$	(41)	(16)%
Consolidating Adjustments		(67)		(68)		1	
Consolidated Operating Profit	$	1,063	$	1,452	$	(389)	(27)%

CONSTRUCTION INDUSTRIES

(Millions of dollars)
Sales Comparison

	Fourth Quarter 2013	Sales Volume	Price Realization	Currency	Fourth Quarter 2014	$ Change	% Change
Sales Comparison[1]	$ 4,869	$ (419)	$ 63	$ (93)	$ 4,420	$ (449)	(9)%

Sales by Geographic Region

	Fourth Quarter 2014	Fourth Quarter 2013	$ Change	% Change
North America	$ 1,996	$ 1,763	$ 233	13%
Latin America	549	726	(177)	(24)%
EAME	934	1,035	(101)	(10)%
Asia/Pacific	941	1,345	(404)	(30)%
Total[1]	$ 4,420	$ 4,869	$ (449)	(9)%

Operating Profit

	Fourth Quarter 2014	Fourth Quarter 2013	$ Change	% Change
Operating Profit	$ 362	$ 489	$ (127)	(26)%

---

1 Does not include inter-segment sales of $52 million and $73 million in the fourth quarter 2014 and 2013, respectively.

Construction Industries' sales were $4.420 billion in the fourth quarter of 2014, a decrease of $449 million, or 9 percent, from the fourth quarter of 2013. The decrease in sales was due to lower volume and the unfavorable impact of currency primarily the Japanese yen and the euro. These unfavorable items were partially offset by improved price realization. Sales of new equipment decreased, while sales of aftermarket parts were about flat.

- The sales volume decrease was primarily related to lower deliveries to end users. About one-third of the decline in sales volume was due to the absence of a large government order in Brazil that occurred during the fourth quarter of 2013.

- Price realization was favorable. About half of the overall improvement was due to the absence of the same large government order in Brazil that occurred during the fourth quarter of 2013.

Sales decreased in all regions except North America.

- In Asia/Pacific, the sales decline was primarily due to lower sales in China and Japan. In China, the lower sales resulted from weaker construction activity. In Japan, sales during the fourth quarter of 2013 were favorably impacted by customer demand in advance of a 2014 emissions change. Sales in Japan also declined due to a weaker Japanese yen as sales in yen translated into fewer U.S. dollars.

- Decreases in Latin America were primarily related to the absence of a large government order in Brazil that occurred during the fourth quarter of 2013 and weak construction activity.

- In EAME, the sales decline was primarily due to the unfavorable impact of changes in dealer inventories as dealers reduced inventory more significantly in the fourth quarter of 2014 than in the fourth quarter of 2013. In addition, the impact of currency was unfavorable as sales in euros translated into fewer U.S. dollars.

- Sales increased in North America primarily due to higher end-user demand as construction-related spending increased in the United States. Although still below prior peaks, construction-related spending continues to improve. In addition, the impact of changes in dealer inventories was favorable.

11

Construction Industries' profit was $362 million in the fourth quarter of 2014, compared with $489 million in the fourth quarter of 2013. Profit decreased primarily due to lower sales volume, increased incentive compensation expense and higher spending on new product introduction programs. These unfavorable items were partially offset by the favorable impacts of currency and price realization.

RESOURCE INDUSTRIES

(Millions of dollars)
Sales Comparison

	Fourth Quarter 2013	Sales Volume	Price Realization	Currency	Fourth Quarter 2014	$ Change	% Change
Sales Comparison[1]	$ 2,649	$ (212)	$ (12)	$ (40)	$ 2,385	$ (264)	(10)%

Sales by Geographic Region

	Fourth Quarter 2014	Fourth Quarter 2013	$ Change	% Change
North America	$ 850	$ 958	$ (108)	(11)%
Latin America	401	459	(58)	(13)%
EAME	566	670	(104)	(16)%
Asia/Pacific	568	562	6	1%
Total[1]	$ 2,385	$ 2,649	$ (264)	(10)%

Operating Profit

	Fourth Quarter 2014	Fourth Quarter 2013	$ Change	% Change
Operating Profit	$ 72	$ 217	$ (145)	(67)%

1 Does not include inter-segment sales of $183 million and $109 million in the fourth quarter 2014 and 2013, respectively.

Resource Industries' sales were $2.385 billion in the fourth quarter of 2014, a decrease of $264 million, or 10 percent from the fourth quarter of 2013, primarily due to lower sales volume. While sales of new equipment continued to decline, sales of aftermarket parts improved.

The sales volume decrease was primarily related to lower end-user demand. This decrease was partially offset by the favorable impact of changes in dealer inventories. While dealers continued to reduce inventories during the fourth quarter of 2014, the reductions were less significant than in the fourth quarter of 2013.

Sales decreased in all geographic regions except Asia/Pacific. Sales in Asia/Pacific were about flat, reflecting continued weak end-user demand. Although prices of some mined commodities remained above investment thresholds, customers in most geographic regions continued to reduce spending. We believe that mining companies are increasing productivity at existing mines and improving their transportation infrastructure rather than investing in expansions or new mine openings, which results in lower demand for our mining products. In addition, projects started in prior years have led to an increased supply of coal and iron ore which has outpaced demand and resulted in prices below investment thresholds for those commodities. As a result, new orders for mining equipment continued to be weak in the quarter.

Resource Industries' profit was $72 million in the fourth quarter of 2014 compared with $217 million in the fourth quarter of 2013. The decrease was primarily the result of increased SG&A and R&D expenses, mostly due to higher spending for new product introduction programs and increased incentive compensation expense. In addition, sales volume and currency impacts were unfavorable. These items were partially offset by favorable material costs.

Inter-segment sales of components to Energy & Transportation increased substantially and about $45 million of Resource Industries' profit in the fourth quarter of 2014 was related to these inter-segment sales, an increase of about $40 million from the fourth quarter of 2013.

Segment profit for 2014 is based on fixed exchange rates set at the beginning of 2014, while segment profit for 2013 is based on fixed exchange rates set at the beginning of 2013. The difference in these fixed exchange rates resulted in an unfavorable currency impact for Resource Industries.

ENERGY & TRANSPORTATION

(Millions of dollars)
Sales Comparison

	Fourth Quarter 2013	Sales Volume	Price Realization	Currency	Fourth Quarter 2014	$ Change	% Change
Sales Comparison[1]	$ 5,565	$ 657	$ 37	$ (68)	$ 6,191	$ 626	11%

Sales by Geographic Region

	Fourth Quarter 2014	Fourth Quarter 2013	$ Change	% Change
North America	$ 2,730	$ 2,296	$ 434	19%
Latin America	541	567	(26)	(5)%
EAME	1,980	1,697	283	17%
Asia/Pacific	940	1,005	(65)	(6)%
Total[1]	$ 6,191	$ 5,565	$ 626	11%

Operating Profit

	Fourth Quarter 2014	Fourth Quarter 2013	$ Change	% Change
Operating Profit	$ 1,077	$ 982	$ 95	10%

1 Does not include inter-segment sales of $542 million and $567 million in the fourth quarter 2014 and 2013, respectively.

Energy & Transportation's sales were $6.191 billion in the fourth quarter of 2014, an increase of $626 million, or 11 percent, compared with the fourth quarter of 2013. Sales increased for oil and gas, power generation and transportation applications and decreased for industrial applications.

- **Oil and Gas** — Sales increases in North America and EAME were partially offset by declines in Latin America and Asia/Pacific. In North America, sales increased primarily due to higher end-user demand and the favorable impact from changes in dealer inventory. Increases in end-user demand were primarily for equipment used in well servicing, gas compression and drilling applications. The sales increase in EAME was primarily due to the timing of large projects. In Latin America, lower sales were primarily due to weaker end-user demand. Sales declined in Asia/Pacific primarily due to the unfavorable impact of changes in dealer inventory, partially offset by higher deliveries to end users.
- **Power Generation** — Sales increased in EAME and North America and were about flat in Latin America and Asia/Pacific. Sales improved in EAME primarily due to sales recognition for a large project. In North America, sales increased primarily due to higher end-user demand.
- **Transportation** — Sales increased in EAME and North America and were about flat in Latin America and Asia/Pacific. In EAME, sales increased as we continue to focus on expansion of our rail business. In North America, sales strengthened due to customer demand in advance of the 2015 emissions change for locomotives.

- **Industrial** — Sales decreased in EAME and were about flat in all other geographic regions. In EAME, sales decreased primarily due to lower demand for engines used by original equipment manufacturers for agriculture applications.

Energy & Transportation's profit was $1.077 billion in the fourth quarter of 2014, compared with $982 million in the fourth quarter of 2013. The improvement was primarily due to higher sales volume, which included negative product mix due to sales recognition for a large power generation project in EAME. In addition, price realization was favorable. These favorable items were partially offset by increased spending on growth-related programs.

FINANCIAL PRODUCTS SEGMENT

(Millions of dollars)
Revenues by Geographic Region

	Fourth Quarter 2014	Fourth Quarter 2013	$ Change	% Change
North America	$ 451	$ 436	$ 15	3%
Latin America	112	106	6	6%
EAME	115	131	(16)	(12)%
Asia/Pacific	133	143	(10)	(7)%
Total	$ 811	$ 816	$ (5)	(1)%

Operating Profit

	Fourth Quarter 2014	Fourth Quarter 2013	$ Change	% Change
Operating Profit	$ 197	$ 266	$ (69)	(26)%

Financial Products' revenues were $811 million in the fourth quarter of 2014, a decrease of $5 million from the fourth quarter of 2013. The decline was primarily due to lower average financing rates in North America and Europe and lower average *earning assets* in Asia/Pacific, partially offset by higher average earning assets in North America.

Financial Products' profit was $197 million in the fourth quarter of 2014, compared with $266 million in the fourth quarter of 2013. The unfavorable change was primarily due to a $25 million increase in the provision for credit losses at Cat Financial (largely a result of the absence of a favorable adjustment that occurred during the fourth quarter of 2013), a $17 million decrease in gains on sales of securities at Caterpillar Financial Insurance Services and the absence of a $17 million currency gain that occurred during the fourth quarter of 2013 at Cat Financial.

At the end of 2014, past dues at Cat Financial were 2.17 percent compared with 2.81 percent at the end of the third quarter of 2014 and 2.37 percent at the end of 2013. Write-offs, net of recoveries, were $104 million for the full-year 2014, compared with $123 million for the full-year 2013.

As of December 31, 2014, Cat Financial's allowance for credit losses totaled $401 million, or 1.36 percent of net finance receivables, compared with $378 million or 1.30 percent of net finance receivables at year-end 2013.

Corporate Items and Eliminations

Expense for corporate items and eliminations was $742 million in the fourth quarter of 2014, an increase of $165 million from the fourth quarter of 2013. Corporate items and eliminations include: corporate-level expenses; restructuring costs; timing differences, as some expenses are reported in segment profit on a cash basis; retirement benefit costs other than service cost; currency differences for ME&T, as segment profit is reported using annual fixed exchange rates and inter-segment eliminations.

The increase in expense from the fourth quarter of 2013 was primarily due to higher corporate costs, the absence of a LIFO inventory decrement benefit of $115 million and a gain on a legal settlement of $68 million from the fourth quarter of 2013, partially offset by lower retirement benefits and other methodology differences.

2015 Outlook

From an economic perspective, the company does not anticipate significant improvement in the world economy. The company expects world GDP growth of about 2.7 percent in 2015, up from about 2.5 percent in 2014. The company believes that the improvement will come primarily from developed countries and that economies in developing countries will, overall, grow at a rate similar to 2014.

Despite our outlook for modest improvement in global economic growth, significant risks and uncertainties remain that could temper growth in 2015. Political conflicts and social unrest continue to disrupt economic activity in several regions, in particular, the Commonwealth of Independent States, Africa and the Middle East. The Chinese government's push for structural reforms is slowing growth, and the ongoing uncertainty around the direction and timing of U.S. fiscal and monetary policy actions may temper business confidence. In addition, over the last several months, the price of oil has declined substantially. The depth and duration of the price decline will influence the impact of our 2015 results.

Sales and Revenues Outlook

While we anticipate modest improvement in world economic growth, we expect our sales and revenues to decline from $55.2 billion in 2014 to about $50 billion in 2015. The primary factors contributing to the decline include:

- Lower oil prices are the most significant reason we expect lower sales in 2015. About one-third of Energy & Transportation's sales in 2014 were related to oil and gas. Based on the recent sharp decline in oil prices, we expect sales of reciprocating engines will be significantly lower than in 2014. In addition to the impact in Energy & Transportation, we expect lower oil prices will be negative for Construction Industries' sales in oil-producing countries around the world, including some regions of the United States that rely heavily on oil revenues to drive economic growth.

- We believe lower oil prices will be positive for consumers around the world and act like a fiscal stimulus for net oil importing countries. While this should be positive for world economic growth, we do not believe it will occur soon enough to have a significant impact on our 2015 sales.

- In addition to oil, prices for many mined commodities have also declined. Copper, coal and iron ore prices have continued to decline. Order rates for mining equipment have remained at low levels and we do not expect recovery in 2015. Because of the weakening commodity prices and low order rates, we expect our mining sales will be lower in 2015.

- The U.S. dollar has strengthened over the past several months and is expected to negatively impact 2015 sales.

- We also expect that sales in our rail business will be lower. As a result of a strong rail industry and customers purchasing locomotives in advance of the 2015 emissions change in North America, 2014 was a particularly good year for locomotive sales. We expect that locomotive sales in 2015 will be lower.

- We have also lowered our expectations for construction equipment sales in China. While our market position in China has improved, 2015 expectations for the construction industry in China are lower.

- By segment, we expect sales to decline from 2014 by 5 to 10 percent for Construction Industries, about 10 percent for Resource Industries and 10 to 15 percent for Energy & Transportation.

Profit Outlook

As a result of the expected decline in sales and revenues, we expect lower profit in 2015. Our outlook for profit is about $4.60 per share, or $4.75 per share excluding restructuring costs of about $150 million or about $0.15 per share. That compares to profit of $5.88 per share, or $6.38 excluding restructuring costs in 2014.

Our target for incremental operating profit as a percent of incremental sales is 25 percent, and our target "decremental margin" rate when sales decline is a range of 25 to 30 percent. The 2015 outlook excluding restructuring costs is within the 25 to 30 percent range.

While the profit outlook is consistent with our decremental operating profit target range, there are a number of positive and negative factors.

Positive Factors:

- Lower incentive compensation expense — in 2014 incentive compensation expense was significantly higher than target as we substantially exceeded our 2014 incentive compensation metrics.

- Lower variable costs — as a result of our continuing work improving costs and efficiency, material and variable labor and overhead costs are expected to be favorable.

- Lower restructuring costs — while we are continuing restructuring actions in 2015 to improve our long-term cost structure, the costs expected in 2015 are lower than the $441 million of restructuring costs in 2014. In 2015, we are expecting restructuring costs of about $150 million.

- The strength of the U.S. dollar, while negative for sales, is positive for costs and overall is expected to be positive to profit.

- We expect a small improvement in price realization (less than 0.5 percent of sales).

Negative Factors:

- Higher R&D expense.

- Unfavorable cost absorption — we expect more reduction in inventory in 2015 than in 2014. While positive for cash flow, it would have a negative impact on costs.

- With a greater proportion of the expected decline in sales occurring in higher margin products for the oil and gas and mining industries, we anticipate an unfavorable impact on operating margin.

- Higher pension expense.

- Higher tax rate - We had $44 million of net favorable discrete tax items in 2014 that we do not expect in 2015. Our outlook for 2015 assumes a tax rate of 29 percent. Excluding the discrete items, the tax rate was 28 percent in 2014. The increase in the rate is primarily related to the expiration of the U.S. research and development tax credit.

QUESTIONS AND ANSWERS

Q1: **Oil and gas prices have changed dramatically over the last six months. Can you discuss how these changes are impacting your sales?**

A: Caterpillar sells products that are used in a variety of different oil and gas applications, including offshore and land drilling, well servicing, oil and gas production and gas compression. The products we sell to the oil and gas industry include gas turbines and centrifugal natural gas compressors, reciprocating engines, transmissions and well stimulation pumps. Although we are confident in the long-term fundamentals of the oil and gas industry, in the near term and especially in the latter part of 2015, we expect the substantial decline in oil prices will have a negative impact on our sales. We expect that well servicing and drilling will be impacted the earliest and to the greatest magnitude. Gas compression, due to the continued need for global infrastructure build, is expected to remain relatively strong in 2015 and sales related to large projects that take years to execute will likely be impacted to a lesser extent in the short-term.

In addition to Energy & Transportation, we support the oil and gas industry directly with construction and mining equipment— such as sales of equipment for drill site preparation and infrastructure development and sales of mining equipment to the Canadian oil sands. There are also a variety of indirect exposures, as countries that depend on oil revenues may reduce expenditures for roads and other infrastructure projects.

Lower oil and gas prices are having a substantial negative impact on our outlook for sales and revenues. While we believe lower oil prices will be positive for consumers around the world and act like a fiscal stimulus for net oil importing countries, we do not think the positive impact to the overall economy will occur soon enough to have a significant impact on our 2015 sales.

Q2: **Can you discuss changes in dealer inventories—for the fourth quarter and full year of 2014 and your expectations for 2015?**

A: Dealer machine and engine inventories decreased about $600 million in both the fourth quarter of 2014 and the fourth quarter of 2013. For the full year of 2014, dealer machine and engine inventories decreased about $1 billion compared with a decrease of more than $3 billion during 2013.

We expect that dealers will continue to reduce inventories in 2015 as they align inventory levels with expected demand.

Q3: **Can you comment on the substantial decline in your inventory in the fourth quarter of 2014 and your expectations for 2015?**

A: Our inventory declined $1.1 billion during the fourth quarter of 2014. A fourth-quarter decline is not unusual as some of our businesses have seasonally higher sales in the fourth quarter.

While an inventory decline in the fourth quarter is not unusual, the magnitude of the fourth-quarter decline in 2014 was larger than we expected. This contributed to our profit being lower than our outlook as we experienced a more significant unfavorable impact from inventory cost absorption.

During the quarter, production levels were lower than previously expected as we began preparing for weakening macro-economic factors in several of our businesses. In addition, year-end inventory in our Product Distribution Centers (PDCs) was lower than we expected.

For 2015, we are anticipating lower sales, which is expected to lead to a larger inventory reduction in 2015 than in 2014. That said, as we experienced in the fourth quarter of 2014, our inventory balance is impacted by future expectations. While we are expecting 2015 inventory to decline, as the year unfolds and we have a better view of 2016, it could affect our ending inventory in 2015.

Q4: **Can you comment on expense related to your short-term incentive compensation plans and your expectations for 2015?**

A: Short-term incentive compensation expense is directly related to financial and operational performance measured against targets set annually. The fourth-quarter 2014 expense was about $310 million and was about $1.3 billion for the full year. Short-term incentive compensation expense in the fourth quarter of 2013 was about $200 million, and full-year 2013 was about $545 million.

For 2015, our outlook reflects short-term incentive compensation expense of about $900 million.

Q5: **Can you comment on your year-end 2014 order backlog?**

A: At the end of the fourth quarter of 2014, the order backlog was $17.3 billion. This represents a $2.4 billion reduction from the end of the third quarter of 2014. The decrease was primarily in Energy & Transportation. In addition, the order backlog for both Resource Industries and Construction Industries declined.

Compared to year-end 2013, the order backlog declined about $700 million. Decreases in Resource Industries were partially offset by increases in Energy & Transportation.

Q6: **Can you comment on your balance sheet and ME&T operating cash flow in 2014?**

A: ME&T operating cash flow for the full year of 2014 was $7.5 billion compared with $9.0 billion in 2013. The decrease was primarily the result of the absence of the significant inventory decline that occurred during 2013.

Our top cash deployment priority is to maintain a strong financial position in support of our "mid-A" credit rating. The ME&T debt-to-capital ratio was 37.4 percent, up from 29.7 percent at the end of 2013 but within our target range of 30 to 45 percent. The increase was primarily due to a return of capital to stockholders of $5.8 billion ($4.2 billion stock repurchase and $1.6 billion dividends) and an unfavorable year-end adjustment to equity of $1.6 billion for retirement benefits. These items were partially offset by profit. Our cash and liquidity positions remained strong with an enterprise cash balance of $7.3 billion at December 31, 2014.

Our priorities for the use of cash are to maintain a strong financial position in support of our credit rating, provide capital to support growth, appropriately fund employee benefit plans, pay dividends and repurchase common stock. During the year, capital expenditures totaled $1.6 billion and funding for defined benefit pension plans was $0.7 billion.

Q7: **What are your plans for share repurchases in 2015?**

A: In the first quarter of 2014, the Board of Directors approved a $10 billion authorization which expires in December 2018. At the end of 2014, we had $7.5 billion remaining in the authorization. Our strong balance sheet and cash position provide us with the ability to repurchase additional stock. We expect our repurchase activity to be consistent with our stated cash deployment priorities and are considering additional repurchases in 2015.

Q8: **What were your total restructuring costs in 2014? What are plans for 2015?**

A: Restructuring costs for 2014 were $441 million, the most significant item was related to a reduction in workforce at our Gosselies, Belgium, facility. The remaining costs were for a wide range of actions across the company as part of our ongoing efforts to optimize our cost structure and improve the efficiency of our operations.

In 2015, we will continue to incur costs related to programs started in 2014 and we expect to take additional actions to further improve our long-term cost structure. Our 2015 outlook assumes restructuring costs of about $150 million.

Q9: **In your third-quarter financial release, you announced a 2015 preliminary sales and revenues outlook of flat to slightly up from 2014. In your fourth-quarter financial release, you lowered your outlook for 2015 sales and revenues. What is driving this change?**

A: The substantial and continued decline in oil prices is the most significant reason for the decrease in our sales and revenues outlook. Lower oil prices are negative for Energy & Transportation and Construction Industries. In addition, prices for mined commodities such as copper, coal and iron ore have continued to decline, and order rates for mining equipment have remained at low levels. As a result, we have reduced our expectations for Resource Industries. We have also lowered our forecast for the China construction industry and our expectation for sales in China. Lastly, the U.S. dollar has strengthened over the last three months and is expected to negatively impact 2015 sales.

GLOSSARY OF TERMS

1. **All Other Segments** — Primarily includes activities such as: the remanufacturing of Cat® engines and components and remanufacturing services for other companies as well as the business strategy, product management, development, manufacturing, marketing and product support of undercarriage, specialty products, hardened bar stock components and ground engaging tools primarily for Cat products, paving products, forestry products and industrial and waste products; the product management, development, marketing, sales and product support of on-highway vocational trucks for North America; parts distribution; distribution services responsible for dealer development and administration including a wholly-owned dealer in Japan, dealer portfolio management and ensuring the most efficient and effective distribution of machines, engines and parts.
2. **Consolidating Adjustments** — Eliminations of transactions between Machinery, Energy & Transportation and Financial Products.
3. **Construction Industries** — A segment primarily responsible for supporting customers using machinery in infrastructure and building construction applications. Responsibilities include business strategy, product design, product management and development, manufacturing, marketing and sales and product support. The product portfolio includes backhoe loaders, small wheel loaders, small track-type tractors, skid steer loaders, multi-terrain loaders, mini excavators, compact wheel loaders, telehandlers, select work tools, small, medium and large track excavators, wheel excavators, medium wheel loaders, compact track loaders, medium track-type tractors, track-type loaders, motor graders and pipe layers. In addition, Construction Industries has responsibility for an integrated manufacturing cost center.
4. **Currency** — With respect to sales and revenues, currency represents the translation impact on sales resulting from changes in foreign currency exchange rates versus the U.S. dollar. With respect to operating profit, currency represents the net translation impact on sales and operating costs resulting from changes in foreign currency exchange rates versus the U.S. dollar. Currency includes the impact on sales and operating profit for the Machinery, Energy & Transportation lines of business only; currency impacts on Financial Products revenues and operating profit are included in the Financial Products portions of the respective analyses. With respect to other income/expense, currency represents the effects of forward and option contracts entered into by the company to reduce the risk of fluctuations in exchange rates (hedging) and the net effect of changes in foreign currency exchange rates on our foreign currency assets and liabilities for consolidated results (translation).
5. **Debt-to-Capital Ratio** — A key measure of Machinery, Energy & Transportation's financial strength used by both management and our credit rating agencies. The metric is defined as Machinery, Energy & Transportation's short-term borrowings, long-term debt due within one year and long-term debt due after one year (debt) divided by the sum of Machinery, Energy & Transportation's debt and stockholders' equity. Debt also includes Machinery, Energy & Transportation's borrowings from Financial Products.
6. **EAME** — A geographic region including Europe, Africa, the Middle East and the Commonwealth of Independent States (CIS).
7. **Earning Assets** — Assets consisting primarily of total finance receivables net of unearned income, plus equipment on operating leases, less accumulated depreciation at Cat Financial.
8. **Energy & Transportation** (formerly Power Systems) — A segment primarily responsible for supporting customers using reciprocating engines, turbines, diesel-electric locomotives and related parts across industries serving power generation, industrial, oil and gas and transportation applications, including marine and rail-related businesses. Responsibilities include business strategy, product design, product management, development, manufacturing, marketing, sales and product support of turbines and turbine-related services, reciprocating engine-powered generator sets, integrated systems used in the electric power generation industry, reciprocating engines and integrated systems and solutions for the marine and oil and gas industries; reciprocating engines supplied to the industrial industry as well as Cat machinery; the business strategy, product design, product management, development, manufacturing, remanufacturing, leasing and service of diesel-electric locomotives and components and other rail-related products and services.
9. **Financial Products Segment** — Provides financing to customers and dealers for the purchase and lease of Cat and other equipment, as well as some financing for Caterpillar sales to dealers. Financing plans include operating and finance leases, installment sale contracts, working capital loans and wholesale financing plans.

The segment also provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment. Financial Products Segment profit is determined on a pretax basis and includes other income/expense items.

10. **Latin America** — Geographic region including Central and South American countries and Mexico.

11. **Lean Management** — A holistic management system that uses a sequential cadence of principles to drive the highest quality and lowest total cost to achieve customer requirements.

12. **LIFO Inventory Decrement Benefits** — A significant portion of Caterpillar's inventory is valued using the last-in, first-out (LIFO) method. With this method, the cost of inventory is comprised of "layers" at cost levels for years when inventory increases occurred. A LIFO decrement occurs when inventory decreases, depleting layers added in earlier, generally lower cost, years. A LIFO decrement benefit represents the impact on operating profit of charging cost of goods sold with prior-year cost levels rather than current period costs.

13. **Machinery, Energy & Transportation (ME&T)** — Represents the aggregate total of Construction Industries, Resource Industries, Energy & Transportation and All Other Segments and related corporate items and eliminations.

14. **Machinery, Energy & Transportation Other Operating (Income) Expenses** — Comprised primarily of gains/losses on disposal of long-lived assets, gains/losses on divestitures, long-lived asset impairment charges and legal settlements. Restructuring costs, which are classified as other operating expenses on the Results of Operations, are presented separately on the Operating Profit Comparison.

15. **Manufacturing Costs** — Manufacturing costs exclude the impacts of currency and represent the volume-adjusted change for variable costs and the absolute dollar change for period manufacturing costs. Variable manufacturing costs are defined as having a direct relationship with the volume of production. This includes material costs, direct labor and other costs that vary directly with production volume such as freight, power to operate machines and supplies that are consumed in the manufacturing process. Period manufacturing costs support production but are defined as generally not having a direct relationship to short-term changes in volume. Examples include machinery and equipment repair, depreciation on manufacturing assets, facility support, procurement, factory scheduling, manufacturing planning and operations management.

16. **Price Realization** — The impact of net price changes excluding currency and new product introductions. Consolidated price realization includes the impact of changes in the relative weighting of sales between geographic regions.

17. **Resource Industries** — A segment primarily responsible for supporting customers using machinery in mining and quarrying applications. Responsibilities include business strategy, product design, product management and development, manufacturing, marketing and sales and product support. The product portfolio includes large track-type tractors, large mining trucks, hard rock vehicles, longwall miners, electric rope shovels, draglines, hydraulic shovels, drills, highwall miners, large wheel loaders, off-highway trucks, articulated trucks, wheel tractor scrapers, wheel dozers, select work tools, machinery components and electronics and control systems. Resource Industries also manages areas that provide services to other parts of the company, including integrated manufacturing and research and development. In addition, segment profit includes the impact from divestiture of portions of the Bucyrus distribution business.

18. **Restructuring Costs** — Primarily costs for employee separation costs and long-lived asset impairments.

19. **Sales Volume** — With respect to sales and revenues, sales volume represents the impact of changes in the quantities sold for Machinery, Energy & Transportation as well as the incremental revenue impact of new product introductions, including emissions-related product updates. With respect to operating profit, sales volume represents the impact of changes in the quantities sold for Machinery, Energy & Transportation combined with product mix as well as the net operating profit impact of new product introductions, including emissions-related product updates. Product mix represents the net operating profit impact of changes in the relative weighting of Machinery, Energy & Transportation sales with respect to total sales.

21

NON-GAAP FINANCIAL MEASURES

The following definition is provided for "non-GAAP financial measures" in connection with Regulation G issued by the Securities and Exchange Commission. This non-GAAP financial measure has no standardized meaning prescribed by U.S. GAAP and therefore is unlikely to be comparable to the calculation of similar measures for other companies. Management does not intend this item to be considered in isolation or substituted for the related GAAP measure.

Profit Per Share Excluding Restructuring Costs

We incurred significant restructuring costs in 2014 and expect to incur additional restructuring costs in 2015. We believe it is important to separately quantify the profit per share impact of restructuring costs in order for our results to be meaningful to our readers. We have also provided 2013 profit per share excluding restructuring costs comparable to the 2014 and 2015 presentation. Reconciliation of profit per share excluding restructuring costs to the most directly comparable GAAP measure, profit per share is as follows:

	Fourth Quarter		Full Year		Outlook	
	2013	2014	2013	2014	Original 2014 [1]	2015 [2]
Profit per share	$ 1.54	$ 1.23	$ 5.75	$ 5.88	$ 5.30	$ 4.60
Per share restructuring costs	$ 0.14	$ 0.12	$ 0.22	$ 0.50	$ 0.55	$ 0.15
Profit per share excluding restructuring costs	$ 1.68	$ 1.35	$ 5.97	$ 6.38	$ 5.85	$ 4.75

[1] 2014 Sales and Revenues Outlook of $56 billion in a range of plus or minus 5 percent (as of January 27, 2014).
[2] 2015 Sales and Revenues Outlook of about $50 billion.

Machinery, Energy & Transportation

Caterpillar defines Machinery, Energy & Transportation as it is presented in the supplemental data as Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis. Machinery, Energy & Transportation information relates to the design, manufacture and marketing of our products. Financial Products information relates to the financing to customers and dealers for the purchase and lease of Caterpillar and other equipment. The nature of these businesses is different, especially with regard to the financial position and cash flow items. Caterpillar management utilizes this presentation internally to highlight these differences. We also believe this presentation will assist readers in understanding our business. Pages 26-31 reconcile Machinery, Energy & Transportation with Financial Products on the equity basis to Caterpillar Inc. consolidated financial information.

Caterpillar's latest financial results and outlook are also available via:
Telephone:
   800-228-7717 (Inside the United States and Canada)
   858-764-9492 (Outside the United States and Canada)

Internet:
   http://www.caterpillar.com/en/investors.html
   http://www.caterpillar.com/en/investors/quarterly-results.html (live broadcast/replays of quarterly conference call)
Caterpillar contact: Rachel Potts, 309-675-6892 (Office), 309-573-3444 (Mobile) or Potts_Rachel_A@cat.com

Caterpillar Inc.
Condensed Consolidated Statement of Results of Operations
(Unaudited)
(Dollars in millions except per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2014	2013	2014	2013
Sales and revenues:				
Sales of Machinery, Energy & Transportation	$ 13,500	$ 13,646	$ 52,142	$ 52,694
Revenues of Financial Products	744	756	3,042	2,962
Total sales and revenues	14,244	14,402	55,184	55,656
Operating costs:				
Cost of goods sold	10,499	10,541	39,767	40,727
Selling, general and administrative expenses	1,522	1,417	5,697	5,547
Research and development expenses	578	467	2,135	2,046
Interest expense of Financial Products	154	175	624	727
Other operating (income) expenses	428	350	1,633	981
Total operating costs	13,181	12,950	49,856	50,028
Operating profit	1,063	1,452	5,328	5,628
Interest expense excluding Financial Products	126	109	484	465
Other income (expense)	3	44	239	(35)
Consolidated profit before taxes	940	1,387	5,083	5,128
Provision (benefit) for income taxes	179	376	1,380	1,319
Profit of consolidated companies	761	1,011	3,703	3,809
Equity in profit (loss) of unconsolidated affiliated companies	2	(5)	8	(6)
Profit of consolidated and affiliated companies	763	1,006	3,711	3,803
Less: Profit (loss) attributable to noncontrolling interests	6	3	16	14
Profit [1]	$ 757	$ 1,003	$ 3,695	$ 3,789
Profit per common share	$ 1.25	$ 1.57	$ 5.99	$ 5.87
Profit per common share — diluted [2]	$ 1.23	$ 1.54	$ 5.88	$ 5.75
Weighted-average common shares outstanding (millions)				
- Basic	605.8	637.0	617.2	645.2
- Diluted [2]	616.0	649.6	628.9	658.6
Cash dividends declared per common share	$ 1.40	$ 1.20	$ 2.70	$ 2.32

[1] Profit attributable to common stockholders.
[2] Diluted by assumed exercise of stock-based compensation awards using the treasury stock method.

Caterpillar Inc.
Condensed Consolidated Statement of Financial Position
(Unaudited)
(Millions of dollars)

	December 31, 2014	December 31, 2013
Assets		
Current assets:		
Cash and short-term investments	$ 7,341	$ 6,081
Receivables - trade and other	7,737	8,413
Receivables - finance	9,027	8,763
Deferred and refundable income taxes	1,739	1,553
Prepaid expenses and other current assets	818	900
Inventories	12,205	12,625
Total current assets	38,867	38,335
Property, plant and equipment — net	16,577	17,075
Long-term receivables - trade and other	1,364	1,397
Long-term receivables - finance	14,644	14,926
Investments in unconsolidated affiliated companies	257	272
Noncurrent deferred and refundable income taxes	1,404	594
Intangible assets	3,076	3,596
Goodwill	6,694	6,956
Other assets	1,798	1,745
Total assets	$ 84,681	$ 84,896
Liabilities		
Current liabilities:		
Short-term borrowings:		
— Machinery, Energy & Transportation	$ 9	$ 16
— Financial Products	4,699	3,663
Accounts payable	6,515	6,560
Accrued expenses	3,548	3,493
Accrued wages, salaries and employee benefits	2,438	1,622
Customer advances	1,697	2,360
Dividends payable	424	382
Other current liabilities	1,754	1,849
Long-term debt due within one year:		
— Machinery, Energy & Transportation	510	760
— Financial Products	6,283	6,592
Total current liabilities	27,877	27,297
Long-term debt due after one year:		
— Machinery, Energy & Transportation	9,493	7,999
— Financial Products	18,291	18,720
Liability for postemployment benefits	8,963	6,973
Other liabilities	3,231	3,029
Total liabilities	67,855	64,018
Stockholders' equity		
Common stock	5,016	4,709
Treasury stock	(15,726)	(11,854)
Profit employed in the business	33,887	31,854
Accumulated other comprehensive income (loss)	(6,431)	(3,898)
Noncontrolling interests	80	67
Total stockholders' equity	16,826	20,878
Total liabilities and stockholders' equity	$ 84,681	$ 84,896

Caterpillar Inc.
Condensed Consolidated Statement of Cash Flow
(Unaudited)
(Millions of dollars)

	Twelve Months Ended December 31,	
	2014	2013
Cash flow from operating activities:		
Profit of consolidated and affiliated companies	$ 3,711	$ 3,803
Adjustments for non-cash items:		
Depreciation and amortization	3,163	3,087
Other	553	482
Changes in assets and liabilities, net of acquisitions and divestitures:		
Receivables — trade and other	(25)	680
Inventories	101	2,658
Accounts payable	410	289
Accrued expenses	(10)	(108)
Accrued wages, salaries and employee benefits	901	(279)
Customer advances	(593)	(301)
Other assets — net	(300)	(49)
Other liabilities — net	146	(71)
Net cash provided by (used for) operating activities	8,057	10,191
Cash flow from investing activities:		
Capital expenditures — excluding equipment leased to others	(1,539)	(2,522)
Expenditures for equipment leased to others	(1,840)	(1,924)
Proceeds from disposals of leased assets and property, plant and equipment	904	844
Additions to finance receivables	(11,278)	(11,422)
Collections of finance receivables	9,841	9,567
Proceeds from sale of finance receivables	177	220
Investments and acquisitions (net of cash acquired)	(30)	(195)
Proceeds from sale of businesses and investments (net of cash sold)	199	365
Proceeds from sale of securities	810	449
Investments in securities	(825)	(402)
Other — net	(46)	(26)
Net cash provided by (used for) investing activities	(3,627)	(5,046)
Cash flow from financing activities:		
Dividends paid	(1,620)	(1,111)
Distribution to noncontrolling interests	(7)	(13)
Contribution from noncontrolling interests	4	—
Common stock issued, including treasury shares reissued	239	128
Treasury shares purchased	(4,238)	(2,000)
Excess tax benefit from stock-based compensation	182	96
Proceeds from debt issued (original maturities greater than three months)	10,649	9,328
Payments on debt (original maturities greater than three months)	(9,248)	(10,870)
Short-term borrowings - net (original maturities three months or less)	1,043	(69)
Net cash provided by (used for) financing activities	(2,996)	(4,511)
Effect of exchange rate changes on cash	(174)	(43)
Increase (decrease) in cash and short-term investments	1,260	591
Cash and short-term investments at beginning of period	6,081	5,490
Cash and short-term investments at end of period	$ 7,341	$ 6,081

All short-term investments, which consist primarily of highly liquid investments with original maturities of three months or less, are considered to be cash equivalents.

Caterpillar Inc.
Supplemental Data for Results of Operations
For the Three Months Ended December 31, 2014
(Unaudited)
(Millions of dollars)

| | Consolidated | Supplemental Consolidating Data | | |
		Machinery, Energy & Transportation [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery, Energy & Transportation	$ 13,500	$ 13,500	$ —	$ —
Revenues of Financial Products	744	—	829	(85)[2]
Total sales and revenues	14,244	13,500	829	(85)
Operating costs:				
Cost of goods sold	10,499	10,501	—	(2)[3]
Selling, general and administrative expenses	1,522	1,381	158	(17)[3]
Research and development expenses	578	578	—	—
Interest expense of Financial Products	154	—	156	(2)[4]
Other operating (income) expenses	428	119	306	3[3]
Total operating costs	13,181	12,579	620	(18)
Operating profit	1,063	921	209	(67)
Interest expense excluding Financial Products	126	136	—	(10)[4]
Other income (expense)	3	(51)	(3)	57[5]
Consolidated profit before taxes	940	734	206	—
Provision (benefit) for income taxes	179	117	62	—
Profit of consolidated companies	761	617	144	—
Equity in profit (loss) of unconsolidated affiliated companies	2	2	—	—
Equity in profit of Financial Products' subsidiaries	—	142	—	(142)[6]
Profit of consolidated and affiliated companies	763	761	144	(142)
Less: Profit (loss) attributable to noncontrolling interests	6	4	2	—
Profit [7]	$ 757	$ 757	$ 142	$ (142)

---

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' revenues earned from Machinery, Energy & Transportation.
[3] Elimination of net expenses recorded by Machinery, Energy & Transportation paid to Financial Products.
[4] Elimination of interest expense recorded between Financial Products and Machinery, Energy & Transportation.
[5] Elimination of discount recorded by Machinery, Energy & Transportation on receivables sold to Financial Products and of interest earned between Machinery, Energy & Transportation and Financial Products.
[6] Elimination of Financial Products' profit due to equity method of accounting.
[7] Profit attributable to common stockholders.

Caterpillar Inc.
Supplemental Data for Results of Operations
For the Three Months Ended December 31, 2013
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data: Machinery, Energy & Transportation [1]	Supplemental Consolidating Data: Financial Products	Supplemental Consolidating Data: Consolidating Adjustments
Sales and revenues:				
Sales of Machinery, Energy & Transportation	$ 13,646	$ 13,646	$ —	$ —
Revenues of Financial Products	756	—	840	(84)[2]
Total sales and revenues	14,402	13,646	840	(84)
Operating costs:				
Cost of goods sold	10,541	10,541	—	—
Selling, general and administrative expenses	1,417	1,308	131	(22)[3]
Research and development expenses	467	467	—	—
Interest expense of Financial Products	175	—	177	(2)[4]
Other operating (income) expenses	350	60	282	8[3]
Total operating costs	12,950	12,376	590	(16)
Operating profit	1,452	1,270	250	(68)
Interest expense excluding Financial Products	109	120	—	(11)[4]
Other income (expense)	44	(49)	36	57[5]
Consolidated profit before taxes	1,387	1,101	286	—
Provision (benefit) for income taxes	376	306	70	—
Profit of consolidated companies	1,011	795	216	—
Equity in profit (loss) of unconsolidated affiliated companies	(5)	(5)	—	—
Equity in profit of Financial Products' subsidiaries	—	211	—	(211)[6]
Profit of consolidated and affiliated companies	1,006	1,001	216	(211)
Less: Profit (loss) attributable to noncontrolling interests	3	(2)	5	—
Profit [7]	$ 1,003	$ 1,003	$ 211	$ (211)

1 Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
2 Elimination of Financial Products' revenues earned from Machinery, Energy & Transportation.
3 Elimination of net expenses recorded by Machinery, Energy & Transportation paid to Financial Products.
4 Elimination of interest expense recorded between Financial Products and Machinery, Energy & Transportation.
5 Elimination of discount recorded by Machinery, Energy & Transportation on receivables sold to Financial Products and of interest earned between Machinery, Energy & Transportation and Financial Products.
6 Elimination of Financial Products' profit due to equity method of accounting.
7 Profit attributable to common stockholders.

Caterpillar Inc.
Supplemental Data for Results of Operations
For the Twelve Months Ended December 31, 2014
(Unaudited)
(Millions of dollars)

| | | Supplemental Consolidating Data | | |
	Consolidated	Machinery, Energy & Transportation [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery, Energy & Transportation	$ 52,142	$ 52,142	$ —	$ —
Revenues of Financial Products	3,042	—	3,386	(344)[2]
Total sales and revenues	55,184	52,142	3,386	(344)
Operating costs:				
Cost of goods sold	39,767	39,769	—	(2)[3]
Selling, general and administrative expenses	5,697	5,098	635	(36)[3]
Research and development expenses	2,135	2,135	—	—
Interest expense of Financial Products	624	—	631	(7)[4]
Other operating (income) expenses	1,633	419	1,235	(21)[3]
Total operating costs	49,856	47,421	2,501	(66)
Operating profit	5,328	4,721	885	(278)
Interest expense excluding Financial Products	484	526	—	(42)[4]
Other income (expense)	239	(21)	24	236[5]
Consolidated profit before taxes	5,083	4,174	909	—
Provision (benefit) for income taxes	1,380	1,120	260	—
Profit of consolidated companies	3,703	3,054	649	—
Equity in profit (loss) of unconsolidated affiliated companies	8	8	—	—
Equity in profit of Financial Products' subsidiaries	—	640	—	(640)[6]
Profit of consolidated and affiliated companies	3,711	3,702	649	(640)
Less: Profit (loss) attributable to noncontrolling interests	16	7	9	—
Profit [7]	$ 3,695	$ 3,695	$ 640	$ (640)

---

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' revenues earned from Machinery, Energy & Transportation.
[3] Elimination of net expenses recorded by Machinery, Energy & Transportation paid to Financial Products.
[4] Elimination of interest expense recorded between Financial Products and Machinery, Energy & Transportation.
[5] Elimination of discount recorded by Machinery, Energy & Transportation on receivables sold to Financial Products and of interest earned between Machinery, Energy & Transportation and Financial Products.
[6] Elimination of Financial Products' profit due to equity method of accounting.
[7] Profit attributable to common stockholders.

Caterpillar Inc.
Supplemental Data for Results of Operations
For the Twelve Months Ended December 31, 2013
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery, Energy & Transportation [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery, Energy & Transportation	$ 52,694	$ 52,694	$ —	$ —
Revenues of Financial Products	2,962	—	3,302	(340)[2]
Total sales and revenues	55,656	52,694	3,302	(340)
Operating costs:				
Cost of goods sold	40,727	40,727	—	—
Selling, general and administrative expenses	5,547	5,029	566	(48)[3]
Research and development expenses	2,046	2,046	—	—
Interest expense of Financial Products	727	—	734	(7)[4]
Other operating (income) expenses	981	(23)	1,019	(15)[3]
Total operating costs	50,028	47,779	2,319	(70)
Operating profit	5,628	4,915	983	(270)
Interest expense excluding Financial Products	465	508	—	(43)[4]
Other income (expense)	(35)	(299)	37	227[5]
Consolidated profit before taxes	5,128	4,108	1,020	—
Provision (benefit) for income taxes	1,319	1,039	280	—
Profit of consolidated companies	3,809	3,069	740	—
Equity in profit (loss) of unconsolidated affiliated companies	(6)	(6)	—	—
Equity in profit of Financial Products' subsidiaries	—	726	—	(726)[6]
Profit of consolidated and affiliated companies	3,803	3,789	740	(726)
Less: Profit (loss) attributable to noncontrolling interests	14	—	14	—
Profit [7]	$ 3,789	$ 3,789	$ 726	$ (726)

---

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' revenues earned from Machinery, Energy & Transportation.
[3] Elimination of net expenses recorded by Machinery, Energy & Transportation paid to Financial Products.
[4] Elimination of interest expense recorded between Financial Products and Machinery, Energy & Transportation.
[5] Elimination of discount recorded by Machinery, Energy & Transportation on receivables sold to Financial Products and of interest earned between Machinery, Energy & Transportation and Financial Products.
[6] Elimination of Financial Products' profit due to equity method of accounting.
[7] Profit attributable to common stockholders.

Caterpillar Inc.
Supplemental Data for Cash Flow
For the Twelve Months Ended December 31, 2014
(Unaudited)
(Millions of dollars)

		Supplemental Consolidating Data		
	Consolidated	Machinery, Energy & Transportation [1]	Financial Products	Consolidating Adjustments
Cash flow from operating activities:				
Profit of consolidated and affiliated companies	$ 3,711	$ 3,702	$ 649	$ (640)[2]
Adjustments for non-cash items:				
Depreciation and amortization	3,163	2,253	910	—
Undistributed profit of Financial Products	—	(170)	—	170[3]
Other	553	395	(114)	272[4]
Changes in assets and liabilities, net of acquisitions and divestitures:				
Receivables - trade and other	(25)	598	43	(666)[4,5]
Inventories	101	128	—	(27)[4]
Accounts payable	410	400	(43)	53[4]
Accrued expenses	(10)	54	(64)	—
Accrued wages, salaries and employee benefits	901	892	9	—
Customer advances	(593)	(593)	—	—
Other assets - net	(300)	(393)	(56)	149[4]
Other liabilities - net	146	204	91	(149)[4]
Net cash provided by (used for) operating activities	8,057	7,470	1,425	(838)
Cash flow from investing activities:				
Capital expenditures - excluding equipment leased to others	(1,539)	(1,519)	(20)	—
Expenditures for equipment leased to others	(1,840)	(122)	(1,797)	79[4]
Proceeds from disposals of leased assets and property, plant and equipment	904	81	837	(14)[4]
Additions to finance receivables	(11,278)	—	(14,380)	3,102[5,8]
Collections of finance receivables	9,841	—	12,607	(2,766)[5]
Net intercompany purchased receivables	—	—	10	(10)[5]
Proceeds from sale of finance receivables	177	—	180	(3)[5]
Net intercompany borrowings	—	—	13	(13)[6]
Investments and acquisitions (net of cash acquired)	(30)	(30)	—	—
Proceeds from sale of businesses and investments (net of cash sold)	199	219	—	(20)[8]
Proceeds from sale of securities	810	403	407	—
Investments in securities	(825)	(425)	(400)	—
Other - net	(46)	(17)	(34)	5[9]
Net cash provided by (used for) investing activities	(3,627)	(1,410)	(2,577)	360
Cash flow from financing activities:				
Dividends paid	(1,620)	(1,620)	(470)	470[7]
Distribution to noncontrolling interests	(7)	(7)	—	—
Contribution from noncontrolling interests	4	4	—	—
Common stock issued, including treasury shares reissued	239	239	5	(5)[9]
Treasury shares purchased	(4,238)	(4,238)	—	—
Excess tax benefit from stock-based compensation	182	182	—	—
Net intercompany borrowings	—	(13)	—	13[6]
Proceeds from debt issued (original maturities greater than three months)	10,649	1,994	8,655	—
Payments on debt (original maturities greater than three months)	(9,248)	(785)	(8,463)	—
Short-term borrowings - net (original maturities three months or less)	1,043	—	1,043	—
Net cash provided by (used for) financing activities	(2,996)	(4,244)	770	478
Effect of exchange rate changes on cash	(174)	(96)	(78)	—
Increase (decrease) in cash and short-term investments	1,260	1,720	(460)	—
Cash and short-term investments at beginning of period	6,081	4,597	1,484	—
Cash and short-term investments at end of period	$ 7,341	$ 6,317	$ 1,024	$ —

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' profit after tax due to equity method of accounting.
[3] Elimination of non-cash adjustment for the undistributed earnings from Financial Products.
[4] Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
[5] Reclassification of Financial Products' cash flow activity from investing to operating for receivables that arose from the sale of inventory.
[6] Elimination of net proceeds and payments to/from Machinery, Energy & Transportation and Financial Products.
[7] Elimination of dividend from Financial Products to Machinery, Energy & Transportation.
[8] Elimination of proceeds received from Financial Products related to Machinery, Energy & Transportation's sale of portions of the Bucyrus distribution business to Cat dealers.
[9] Elimination of change in investment and common stock related to Financial Products.

Caterpillar Inc.
Supplemental Data for Cash Flow
For The Twelve Months Ended December 31, 2013
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data: Machinery Energy & Transportation [1]	Financial Products	Consolidating Adjustments
Cash flow from operating activities:				
Profit of consolidated and affiliated companies	$ 3,803	$ 3,789	$ 740	$ (726)[2]
Adjustments for non-cash items:				
Depreciation and amortization	3,087	2,273	814	—
Undistributed profit of Financial Products	—	(401)	—	401[3]
Other	482	376	(101)	207[4]
Changes in assets and liabilities, net of acquisitions and divestitures:				
Receivables - trade and other	680	563	16	101[4,5]
Inventories	2,658	2,665	—	(7)[4]
Accounts payable	289	381	(70)	(22)[4]
Accrued expenses	(108)	(24)	(84)	—
Accrued wages, salaries and employee benefits	(279)	(277)	(2)	—
Customer advances	(301)	(301)	—	—
Other assets - net	(49)	(60)	2	9[4]
Other liabilities - net	(71)	(22)	(40)	(9)[4]
Net cash provided by (used for) operating activities	10,191	8,962	1,275	(46)
Cash flow from investing activities:				
Capital expenditures - excluding equipment leased to others	(2,522)	(2,508)	(14)	—
Expenditures for equipment leased to others	(1,924)	(97)	(1,897)	70[4]
Proceeds from disposals of leased assets and property, plant and equipment	844	122	738	(16)[4]
Additions to finance receivables	(11,422)	—	(14,095)	2,673[5,8]
Collections of finance receivables	9,567	—	12,253	(2,686)[5]
Net intercompany purchased receivables	—	—	181	(181)[5]
Proceeds from sale of finance receivables	220	—	227	(7)[5]
Net intercompany borrowings	—	(935)	36	899[6]
Investments and acquisitions (net of cash acquired)	(195)	(195)	—	—
Proceeds from sale of businesses and investments (net of cash sold)	365	497	—	(132)[8]
Proceeds from sale of securities	449	31	418	—
Investments in securities	(402)	(25)	(377)	—
Other - net	(26)	(31)	5	—
Net cash provided by (used for) investing activities	(5,046)	(3,141)	(2,525)	620
Cash flow from financing activities:				
Dividends paid	(1,111)	(1,111)	(325)	325[7]
Distribution to noncontrolling interests	(13)	(13)	—	—
Common stock issued, including treasury shares reissued	128	128	—	—
Treasury shares purchased	(2,000)	(2,000)	—	—
Excess tax benefit from stock-based compensation	96	96	—	—
Net intercompany borrowings	—	(36)	935	(899)[6]
Proceeds from debt issued (original maturities greater than three months)	9,328	195	9,133	—
Payments on debt (original maturities greater than three months)	(10,870)	(1,769)	(9,101)	—
Short-term borrowings - net (original maturities three months or less)	(69)	1	(70)	—
Net cash provided by (used for) financing activities	(4,511)	(4,509)	572	(574)
Effect of exchange rate changes on cash	(43)	(21)	(22)	—
Increase (decrease) in cash and short-term investments	591	1,291	(700)	—
Cash and short-term investments at beginning of period	5,490	3,306	2,184	—
Cash and short-term investments at end of period	$ 6,081	$ 4,597	$ 1,484	$ —

1 Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
2 Elimination of Financial Products' profit after tax due to equity method of accounting.
3 Elimination of non-cash adjustment for the undistributed earnings from Financial Products.
4 Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
5 Reclassification of Financial Products' cash flow activity from investing to operating for receivables that arose from the sale of inventory.
6 Elimination of net proceeds and payments to/from Machinery, Energy & Transportation and Financial Products.
7 Elimination of dividend from Financial Products to Machinery, Energy & Transportation.
8 Elimination of proceeds received from Financial Products related to Machinery, Energy & Transportation's sale of portions of the Bucyrus distribution business to Cat dealers.